Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 24, 2009 with respect to the consolidated financial statements (which reports expressed an unqualified opinion and contain an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,”) and internal control over financial reporting of Metropolitan Health Networks, Inc. included in the Annual Report on Form 10-K for the year ended December 31, 2008 which are incorporated by reference in this Registration Statement on Form S-8.  We consent to the incorporation by reference of the aforementioned reports in this Registration Statement on Form S-8 and to the use of our name as it appears under the caption "Experts."

/s/ GRANT THORNTON LLP

Miami, Florida

January 7, 2010